UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)
Under the Securities Exchange Act of 1934

FreeMarkets, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

356602102
(CUSIP Number)

March 26, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

CUSIP No. 356602102

     Name of Reporting Person
     I.R.S. Identification No. of Above Person

Nevada Bond Investment Corp. II

    Check the Appropriate Box if a Member of a Group

(a) [_]      (b) [_]

    SEC Use Only

    Citizenship or Place of Organization

Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:

    Sole Voting Power

0

    Shared Voting Power

2,028,983

    Sole Dispositive Power

0

    Shared Dispositive Power

2,028,983

    Aggregate Amount Beneficially Owned by Each Reporting Person

2,028,983

    Check if the Aggregate Amount in Row (9) Excludes Certain Shares

[_]

    Percent of Class Represented by Amount in Row (9)

4.9%

    Type of Reporting Person

CO

CUSIP No. 356602102

    Name of Reporting Person
    I.R.S. Identification No. of Above Person

United Technologies Corporation

    Check the Appropriate Box if a Member of a Group

(a) [_]                (b) [_]

    SEC Use Only

    Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

    Sole Voting Power

0

    Shared Voting Power

2,028,983

    Sole Dispositive Power

0

    Shared Dispositive Power

2,028,983

    Aggregate Amount Beneficially Owned by Each Reporting Person

2,028,983

    Check if the Aggregate Amount in Row (9) Excludes Certain Shares

[_]

    Percent of Class Represented by Amount in Row (9)

4.9%

    Type of Reporting Person

CO

Item 1(a).	Name of Issuer: FreeMarkets, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: One Oliver Plaza, 22nd Floor 210 Sixth Avenue Pittsburgh, PA 15222

Item 2(a).	Name of Persons Filing: Nevada Bond Investment Corp. II and United Technologies Corporation

Item 2(b)	Address of Principal Business Office or, if None, Residence: One Financial Plaza Hartford, CT 06101

Item 2(c).	Citizenship: Nevada Bond Investment Corp. II: Nevada United Technologies Corporation: Delaware

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value

Item 2(e).	CUSIP Number: 356602102

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :

        (a).[_]      Broker or dealer registered under Section 15 of the Act   (15 U.S.C. 78o).

        (b).[_]      Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c).[_]      Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [_]      Investment company registered under Section 8 of the Investment Company
                       Act of 1940 (15 U.S.C. 80a-8).

        (e).[_]      An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

        (f).[_]       An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g).[_]      A parent holding company or control person in accordance with Rule13d-1(b)(1)(ii)(G).

        (h).[_]      A savings association as defined in Section 3(b) of the Federal Deposit Insurance
                       Act (12 U.S.C. 1813).

        (i).[_]       A church plan that is excluded from the definition of an investment company under
                       Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

        (j).[_]       Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4.  Ownership.

        (a).   Amount beneficially owned:
                See the responses to Item 9 on the attached cover pages.

        (b).   Percent of Class:
                See the responses to Item 11 on the attached cover pages.

        (c).   Number of shares as to which such person has:

                    (i).      Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

                    (ii).     Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

                    (iii).    Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

                    (iv).     Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
            on by the Parent Holding Company.

See Exhibit 99.2

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

          Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May __, 2002

NEVADA BOND INVESTMENT CORP. II	UNITED TECHNOLOGIES CORPORATION

By: _____________________________	By: _____________________________
Name: William H. Trachsel	Name: William H. Trachsel
Title: President	Title: Senior Vice President, General Counsel and Secretary

                                                            INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated January 20, 2000 between Nevada Bond Investment Corp. II and United Technologies Corporation (Commission file number 005-57441)

99.2	Item 7 Information